

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2022

Joshua B. Goldstein
General Counsel and Secretary
Masterworks 145, LLC
225 Liberty St. 29th Floor
New York, New York 10281

> **Re: Masterworks 145, LLC**
> **Offering Statement on Form 1-A**
> **Filed June 1, 2022**
> **File No. 024-11899**

Dear Mr. Goldstein:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A Filed June 1, 2022

General

1. Please revise to add a new section to discuss Administrator compensation and the Class A preferred shares in greater detail. Please quantify the expected number of Class A preferred shares to be issued upon completion of the offering and the aggregate value of their liquidation preference the Administrator would be entitled to receive upon a liquidation of the company. Additionally, we note that you anticipate holding individual works of art for 3-10 years. Please revise to include a hypothetical Administrator compensation table which discloses the issuance of Class A preferred shares over your anticipated hold period. Please include the anticipated number of shares, the aggregate value of their liquidation preference, any assumptions necessary to understand the associated disclosure and any other information necessary for investors to understand the potential compensation of the Administrator.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services